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Capsll

Where do you save your memories, to share, or leave as your legacy? At best they're likely scattered across social media, if recorded at all. The Capsll app gives you digital time capsules to tell your life stories, save your history, and pass on your legacy. We need capital to build it. Are you in?

Consumer Software

Austin, TX Website


Hello!
CAPSLL
SAVE YOUR STORY

We're considering raising capital through a Regulation Crowdfunding campaign on Fundify and are running a test the waters campaign to gauge Investor interest. During this test the waters campaign, (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through Fundify's platform; and (3) a prospective purchaser's indication of interest is nonbinding.

Summary


CAPSLL
SAVE YOUR STORY

What if, you could watch and listen to your grandparents tell their life stories, lessons, recipes... **in first person?**

What if, you could effectively leave your life stories and insights to your kids, grandkids, and generations to come?

Key reasons to invest in Capsll inc:

Investor Interest

Investors Interested
8

Funding Interest So Far
$55,260

1-Click Reserve

Offering Terms

Funding Goal
$25,000 - $250,000

Security Type
Debt

Min Investment
$1,500.00

Max Investment
$100,000.00

Valuation Cap
$5,000,000

Closing Date
Jan 6, 2022 5:59 PM

- Already fully formed Delaware C-corp that retains Austin based legal firm Pierce McCoy
- A founding team that has known each other for a collective 39 years and are surrounded by some key expert advisors.
- For many, the future of online presence is moving from public social sharing, toward selective private sharing with select friends and family.
- Growing skepticism toward social media is creating a mass opportunity for a new, more personally controlled platform.
- Our coached storytelling aspect is rooted in the founder having 17 years in radio and TV broadcasting and interviewing.
- Over and above excellent return on investment, be a part of the mission to value human life by saving both personal and world history in a way never before done.
- Patent Pending

Problem

Platform & Proficiency


1
People cannot simply save their history in an easy to access, media collective.
2
People don't know how to tell their stories.
3
Passing personal history on is disorganized and difficult.

- People used to save histories in books, memoirs or photo albums, but in a digital world we have failed to save our histories in a way that can be handed on effectively. At best, memories are scattered across social media, if recorded at all, with fewer people posting to the sites they once trusted with their memories.

Solution

Integration & Inspiration


1
An inclusive media space to collate audio, video, pictures and documents in a single collective.
2
Coached storytelling to help people effectively recount memories.
3
Permission based functionality allowing selective access to content.

- Capsll helps people effectively recount their life stories, provides an easy to use, trustworthy platform with reliable storage that ensures perpetuity of content, and inspires a movement to save personal and world history.

Product

Slick, Beautiful, Easy to Use


"You should Capsll that!"
Pass your stories on to future generations with Legacy
Be inspired by others on the optional public feed
CAPSLL
SAVE YOUR STORY
Hello!
LET'S SAVE YOUR STORY
Learn to tell your stories effectively
Open Capsll with multiple media formats

- Patent Pending
- Beautiful, fluid design, created to feel immersive.
- Coached storytelling from a 17 year broadcasting professional.
- Our Legacy feature sets you up to pass your content on in perpetuity.
- A single Capsll can hold multiple media formats; video, audio, pictures, documents, all in one place.
- The option to mark Capslls as private, keeping that Capsll to yourself or sharing it with a select few, or marking it public to list on the public feed for others to enjoy.
- A public feed that inspires ongoing use, creative ideas, and community movement.

Starting Small, Scaling Fast


Milestones
Build Capsll V.1
Coached Storytelling
Video & Audio
Public Feed
Legacy Function
(Apple only)
$250k
Seed Round
Capsll Launch
Go to Market with 1st Strategic Partnership
1k
Trial Users
Scale V.1 Build V1.2
Targeted Advertising
Build V1.2
Add Pic & Docs
5k
Subscriptions (Year 1)

- We are approaching the market with the minimum viable feature set, on Apple OS only, limiting major bug fix issues.
- We are securing strategic partners for initial launch though their large client networks.
- Our first target of 5k active subscriptions sees Capsll break even at month 9.
- We will be offering 100 free lifetime accounts to influencers etc at launch.

Business Model

Annual or Monthly Subscription


Subscription Business Model
Subscription benefits: Coached Storytelling, Organized content, Legacy contacts, Public Feed Access, Community, Monetized Content (future build), Remote Recording (Future Build).
Free Trial
All users enjoy a full functionality 14 day free trial when creating a Capsll profile.
Limited
2GB Storage
Limited Legacy Contacts
$39 Yearly
$3.99 Monthly
Unlimited
Unlimited Storage
Unlimited Legacy Contacts
Prioritized Public Feed
Monetized content (Future build)
$79 Yearly
$7.99 Monthly
Family
4X Unlimited Accounts (same household)
Unlimited Storage
Unlimited Legacy Contacts
$199 Yearly
$19.99 Monthly
Users can also opt for Storage Only for $1.99 per month. (Capsll stores content which can only be viewed by user. There is no app functionality on this plan.)
Alternatively, users can request to download their content if leaving the app entirely.

- Capsll operates on a **subscription model**, building trust by eliminating the need for user data farming and targeted user marketing.
- Having a subscription model eliminates the need for third party advertising, which is a possible addition to the free trial.

Competition

The Capsll Advantage

	Capsll	Facebook	Youtube	Podcast	Instagram	Dropbox
Coached Storytelling	Version 1 More in V1.2	x	x	x	x	x
Multiple Media	Video & Audio V.1 Pic & Doc V1.2	No Audio only No Docs	No Audio only No Pics No Docs	No Pics No Docs Video for select users	No Audio only No Docs	✓
Perpetuity Sharing	Profile Transfer & Content Download	Profile Memorialized by request (Not Comprehensive)	Profile Memorialized by request (Not Comprehensive)	x	Profile Memorialized by request (Not Comprehensive)	Court Order required
Public Feed	Version 1	✓	✓	✓	✓	x
Navigable Timeline	Version 1.2	✓ Difficult to Navigate	x	x	x	x

Confidential Property of Capsll inc.

- While there are a few apps available that are competitors to some of our features, non offers a full spectrum service as we do, resulting in little to no traction.
- As such, instead of listing them as competitors we have approached this from where people are currently saving their memory content.

Market

Focused on the Largest Demographic for the next 20 years


Subscription Model TAM
Ages 60 - 90
Baby Boomers & Silent Generation
96 Million People
72 Million online daily
Ages 35 - 60
Generation X
66 Million People
75% committed online shoppers
49.5 Million
121.5 Million TAM
U.S.A only
DNA Companies
26 Million Americans have paid to take a DNA test
Ancestry.com
3 Million Active Subscriptions
Scenario based on 3M Subscriptions
CAPSLL
Free trial
Subscriptions
Monthly / Annual
30%
Limited
$3.99 ($39)
20%
20%
Unlimited
$7.99 ($79)
15%
5%
Family
$19.99 ($199)
10%
* Legacy Storage Only
$1.99
$21,271,000
Monthly
First target: 5k subscriptions
(Break even at month 9)

- While we have recognized a large addressable market, our immediate goal is to start small and scale fast.
- Ancestry.com provides insight to a demographic of people that have committed time and money in interest of their family heritage. Based on this user base, Capsll is set to be extremely profitable.
- Dreaming BIG but starting small, we're focused on retaining just 5000 users in our first year, resulting in a break even point at just 9 months.

Why Now?


COVID-19
Save Your Story
www.Michigan.gov/LibraryOfMichigan
LIBRARY OF MICHIGAN
WIRED
SUBSCRIBE
GUIDES
OUR FAVORITE E-BIKES
LISA KANAREK
GEAR 05.10.2021 07:00 AM
How to Use Tech to Capture Your Family History
Our elders have rich stories to share. There's no better time than now to sit down and hit Record.
Confidential Property of Capsll inc.
THE WALL STREET JOURNAL.
What adults 55 and older want to be remembered for most
70%
The memories I've shared with loved ones
41%
The quality of my marriage/partnership
17%
My passions, interests or hobbies
11%
The success I've had in my work/career
5%
The amount of wealth I've accumulated
Source: Merrill Lynch Wealth Management/Age Wave 'Leaving a Legacy: A Lasting Gift to Loved Ones' 2019
Mass Adopters
Covid-19 brought a renewed openness to online engagement with masses adopting deeper remote digital presence.
The pandemic encouraged new thought around life and legacy.
Market Opportunity
Mistrust in "big-tech" has resulted in skepticism toward social media, resulting in fewer people posting fewer of the memories they once trusted to these platforms.

- There is a large emerging market of “memory” focused digital applications, but none that offer a full service like we do, namely; coaching, a content platform, storage, and legacy transfer.
- Unlike others, we are not building a feature, we are building a company.

Company Vision

Meaningful Application, both Now and for the Future


Every Life
is a valuable story
Legacy
Creators
Seniors
Social impact
Terminally ill
Military
Confidential

- We believe that by recognizing the value of each person’s story we add value to human life and the fabric of society.
- Legacies can be left to future family and friends.
- Creators can own their work, particularly as we move toward advancement in NFT digital asset ownership.
- Seniors are revalued in society. “Old people are the future!”
- Military can leave Capslls prior to deployment.
- Terminally ill can leave life stories and insights, for example, to children who would only appreciate it once they are old enough to do so.
- The social impact of a teen being able to hear insights from his late father, for example, may lead him toward meaning, and away from a life of crime or destitution.

Founders


Clint Davis
Founder, CEO
Extensive international experience. Former commercial radio host to 5 million listeners, program director, corporate podcast executive producer.
South Africa, Dubai, Australia, U.S.A.
Sam Syed
Co Founder, CFO
15 years of Finance experience, Trading, Wealth Management, Advisory & Risk.
U.K, Dubai, U.S.A.
Anton Devenish
Co Founder, HoP
Veteran UI/UX Designer with vast experience in infrastructure architecture and complex technical project management.
South Africa, U.K, Indonesia, Australia, New Zealand, Europe.
Confidential Property of Capsll inc.

- Our team has known each other for a collective of 39 years
- We have each lived all over the world, enlarging our worldview and understanding of the human condition, shaping our approach to the product and market.

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